UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Walter Industries, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                93317Q 10 5
                       -----------------------------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                              October 28, 2004
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

------------------------
CUSIP NO.  93317Q 10 5
------------------------

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Appaloosa Investment Limited Partnership I
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       00
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      3,091,398
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      3,091,398
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,091,398

-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                              [ ]

-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.00%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       PN
-------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------
CUSIP NO.  93317Q 10 5
------------------------

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Palomino Fund Ltd.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       00
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       BRITISH VIRGIN ISLANDS
-------------------------------------------------------------------------------

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      2,708,602
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      2,708,602
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,708,602
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                              [ ]

-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------
CUSIP NO.  93317Q 10 5
------------------------

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Appaloosa Management L.P.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       00
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      5,800,000
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      5,800,000
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,800,000
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                              [ ]

-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       PN
-------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------
CUSIP NO.  93317Q 10 5
------------------------

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Appaloosa Partners Inc.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       00
-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      5,800,000
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      5,800,000
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,800,000
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                              [ ]

-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15%

-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       CO
-------------------------------------------------------------------------------

                                SCHEDULE 13D

------------------------
CUSIP NO.  93317Q 10 5
------------------------

-------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David A. Tepper
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                    (b)     [ ]
-------------------------------------------------------------------------------

3      SEC USE ONLY

-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       00

-------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

-------------------------------------------------------------------------------

   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 --------------------------------------------------------------

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      5,800,000
                 --------------------------------------------------------------

     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 --------------------------------------------------------------

    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      5,800,000
-------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,800,000
-------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                              [ ]

-------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15%
-------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       IN
-------------------------------------------------------------------------------

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock") of Walter Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4211 W. Boy Scout Boulevard Tampa, Florida 33607.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement on Schedule 13D is being filed by Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("AILP"), Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"), Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), Appaloosa Partners Inc., a Delaware corporation ("API"), and David A. Tepper ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 8, 2004, a copy of which is attached hereto as Exhibit 1.

          The general partner of the Manager is API. Mr. Tepper is the sole stockholder and President of API.

          The Manager is the general partner of AILP, and acts as an investment adviser to Palomino. The address of the principal business and of the principal office of the Manager, API and AILP is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. AILP and Palomino are sometimes referred to herein collectively as the "Purchasers."

          Mr. Tepper is a citizen of the United States, his principal occupation is President of API and his business address is 26 Main Street, 1st Floor, Chatham, New Jersey 07928.

          During the past five years, to the best knowledge of the persons named above, none of the persons named above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a group exists, and the existence of any such group is hereby expressly disclaimed.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Of the 5,800,000 shares of Common Stock held by the Purchasers, 3,091,398 shares were purchased with the funds of AILP and 2,708,602 shares were purchased with the funds of Palomino.

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition by the Purchasers of the shares of Common Stock is for investment. Except as described in the previous sentence or otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Act.

          Each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Purchasers to distribute in kind to their respective shareholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Purchasers.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As of September 30, 2004, 38,620,971 shares of Common Stock were outstanding (as disclosed in the Company's Prospectus Supplement, dated October 28, 2004, filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, on October 29, 2004).

          (a) As of November 1, 2004, as a result of transactions reported in this Schedule 13D, the Purchasers are the beneficial owners of 5,800,000 shares of Common Stock. Therefore, the Reporting Persons' beneficial ownership constitutes 5,800,000 shares or approximately 15% of the issued and outstanding Common Stock. (i) AILP is the beneficial owner of 3,091,398 shares which constitutes approximately 8% of the 38,620,971 shares of Common Stock deemed to be outstanding for this purpose, (ii) Palomino is the beneficial owner of 2,708,602 shares which constitutes 7% of the 38,620,971 shares of Common Stock deemed to be outstanding for this purpose and (iii) each of the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 5,800,000 shares which constitutes approximately 15% of the 38,620,971 shares of Common Stock deemed to be outstanding for this purpose.

          (b) AILP may be deemed to have shared voting and dispositive power with respect to 3,091,398 shares of Common Stock and Palomino may be deemed to have shared voting and dispositive power with respect to 2,708,602 shares of Common Stock. Each of the Manager, API and Mr. Tepper may be deemed to have shared voting and dispositive power with respect to 5,800,000 shares of Common Stock.

          (c) During the sixty days preceding the date of this Schedule 13D, the Purchasers purchased or sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit 2 attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Purchasers and Reporting Persons or between the Purchasers or the Reporting Persons and any person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.  Exhibit 1 - Joint Filing Statement

          2. Exhibit 2 - Transactions in Shares of Common Stock of the Company Within the Past Sixty Days

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2004

                                      APPALOOSA INVESTMENT LIMITED
                                      PARTNERSHIP I

                                      By:  APPALOOSA MANAGEMENT L.P.,
                                           Its General Partner

                                            By:  APPALOOSA PARTNERS INC.,
                                                 Its General Partner

                                            By:  /s/ David A. Tepper
                                                ------------------------------
                                                Name:  David A. Tepper
                                                Title: President


                                      PALOMINO FUND LTD.

                                      By:  APPALOOSA MANAGEMENT L.P.,
                                           Its Investment Adviser

                                           By:  APPALOOSA PARTNERS INC.,
                                                Its General Partner

                                           By:  /s/ David A. Tepper
                                                ------------------------------
                                                Name:  David A. Tepper
                                                Title: President


                                      APPALOOSA MANAGEMENT L.P.

                                      By:  APPALOOSA PARTNERS INC.,
                                           Its General Partner

                                      By:  /s/ David A. Tepper
                                          ------------------------------------
                                           Name:  David A. Tepper
                                           Title: President


                                      APPALOOSA PARTNERS INC.

                                      By:  /s/ David A. Tepper
                                          ------------------------------------
                                           Name:   David A. Tepper
                                           Title:  President

                                       /s/ David A. Tepper
                                      ----------------------------------------
                                                David A. Tepper

                               EXHIBIT INDEX

       Exhibit 1    --    Joint Filing Agreement.

       Exhibit 2    --    Transactions in Shares of Common Stock of the
                          Company Within the Past Sixty Days